Exhibit 10(iii)(A).8-2

Independence Holding Company
Form of Restricted Stock Grant Agreement

THIS AGREEMENT, made as of the _____ day of _____, 2006, between Independence Holding Company (the "Company") and [   ] (the "Participant").

WHEREAS, the Company has adopted and maintains the Independence Holding Company 2003 Stock Incentive Plan, as amended (the "Plan"); and

WHEREAS, the Plan provides that the Company may grant restricted stock to key employees of its Subsidiaries; and

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

1.   Grant of Restricted Stock. Pursuant to Article 7 of the Plan and subject to the terms and conditions set forth herein and in the Plan, the Participant hereby is granted ___ restricted shares (the "Restricted Stock") of Common Stock.

2.   Grant Date. The Grant Date of the Restricted Stock is _____, 2006.

3.   Incorporation of Plan. All terms, conditions and restrictions of the Plan are incorporated herein and made part hereof as if stated herein. If there is any conflict between the terms and conditions of the Plan and this Agreement, the terms and conditions of the Plan, as interpreted by the Board of Directors, shall govern. Except as otherwise provided herein, all capitalized terms used herein shall have the meaning given to such terms in the Plan.

4.   Vesting. Subject to the further provision of this Agreement, [one third of the shares of the Restricted Stock shall vest on the first anniversary of the Grant Date, one third of the Restricted Stock shall vest on the second anniversary of the Grant Date and one third of the Restricted Stock shall vest on the second anniversary of the Grant Date] [or insert other vesting date determined by the Compensation Committee] of the shares of the Restricted Stock.

5.   Restrictions on Transferability. Until a share of Restricted Stock vests, such share may not be sold, assigned, transferred, alienated, commuted, anticipated, or otherwise disposed of, or pledged or hypothecated as collateral for a loan or as security for the performance of any obligation, or be otherwise encumbered, and is not subject to attachment, garnishment, execution or other legal or equitable process, and any attempt to do so shall be null and void. If the Participant attempts to dispose of or encumber the Participant's unvested shares of Restricted Stock, such shares of Restricted Stock, together with any property in respect of such shares held by the custodian pursuant to Section 8 hereof, shall be forfeited as of the date of such attempted transfer.

6.   Termination of Employment. In the event that the Participant's service as an employee, director, or consultant of the Company or its Subsidiary terminates for any reason, all unvested shares of Restricted Stock, together with any property in respect of such shares held by the custodian pursuant to Section 8 hereof, shall be forfeited as of the date of such termination of service. For the purposes of this Section 6, if a director is not reelected at the Company's annual meeting of stockholders (whether by stockholder vote or because the director did not stand for election), those shares scheduled to vest on the date of such annual meeting will be deemed to have vested.

7.   Issuance of Certificates.

(a)   Reasonably promptly after any such shares of Restricted Stock vest pursuant to Section 4 hereof, the Company shall cause to be issued a certificate evidencing such shares of Restricted

Stock, free of any restrictive legend, and shall cause such certificates to be delivered to the Participant (or such Participant's legal representative, beneficiary or heir), together with any other property in respect of such shares held by the custodian pursuant to Section 8 hereof, or have such shares and other property delivered to the Participant through other proper means in accordance with the customary practice of the Company.

(b)   The Company may require as a condition of the delivery pursuant to Section 7(a) hereof that the Participant remit to the Company an amount sufficient in the opinion of the Company to satisfy any federal, state and other governmental tax withholding requirements related to the vesting of the shares of Restricted Stock. The Company, in its sole discretion and upon the request of the Participant, may withhold from delivery shares having a Fair Market Value, on the later of the date the Participant's irrevocably directs the Company to withhold such shares or the date such shares vest, equal to the amount of tax to be withheld.

(c)   The Participant shall not be deemed for any purpose to be, or have rights as, a stockholder of the Company by virtue of the grant of Restricted Stock, except to the extent that the Participant's ownership has been duly recorded by the transfer agent of the Company, and then only from the date of such recordation, whereupon the Participant shall have the rights of a stockholder with respect to the Restricted Stock, including the right to vote the shares, subject to the restrictions on transferability, the forfeiture provisions and the requirement that dividends be held by the Company or a custodian until the shares vest, as set forth in this Agreement.

8.   Dividends, etc. Unless the Committee otherwise determines, any property, including cash dividends, received by the Participant with respect to a share of unvested Restricted Stock as a result of any dividend, recapitalization, merger, consolidation, combination, exchange of shares or otherwise, will not vest until such share of Restricted Stock vests, and shall be promptly deposited with the Company or a custodian designated by the Company. The Company shall or shall cause such custodian to issue to the Participant a receipt evidencing the property held by it in respect of the Restricted Stock.

9.   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party hereto upon any breach or default of any party under this Agreement, shall impair any such right, power or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party or any provisions or conditions of this Agreement, must be in a writing signed by such party and shall be effective only to the extent specifically set forth in such writing.

10.   Right of Discharge Preserved. Nothing in this Agreement shall confer upon the Participant the right to continue in the service of the Company, or affect any right which the Company may have to terminate such service.

11.   Integration. This Agreement contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement, including, without limitation, the Plan, supersedes all prior agreements and understandings between the parties with respect to its subject matter.

12.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

13.   Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to the provisions governing conflict of laws.

14.   <u>Participant Acknowledgment</u>. The Participant hereby acknowledges receipt of a copy of the Plan. The Participant hereby acknowledges that all decisions, determinations and interpretations of the Board of Directors in respect of the Plan, this Agreement and the Restricted Stock shall be final and conclusive.

    IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its duly authorized officer, and the Participant has hereunto signed this Agreement on his or her own behalf, thereby representing that he or she has carefully read and understands this Agreement and the Plan as of the day and year first written above.

INDEPENDENCE HOLDING COMPANY

By: _____

Name: _____

Title: _____

_____
Participant (Print Name):